10026547

D STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden	
hours per response . . . 12.00	

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue - 11th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Wo (212) 830-4521
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Patrick Wo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Melissa Rowe
Notary Public, State of New York
No. 01R06158427
Qualified in New York County
Commission Expires on January 2, 20 11

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**THE WILLIAMS CAPITAL GROUP, L.P.
AND SUBSIDIARIES**

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
The Williams Capital Group, L.P.

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries (collectively, the "Partnership") as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2010

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	13,493,738
Securities owned, pledged, at fair value		9,999,000
Securities held for investment, at fair value		29,730
Receivable from clearing broker		250,000
Underwriting and other fees receivable		4,089,238
Property and equipment, net		809,705
Security deposits		407,232
Investments in private companies, at fair value		267,091
Intangible assets, net		1,840,022
Goodwill		1,478,705
Related party receivables		476,701
Other assets		825,485
	$	33,966,647
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase, at fair value	$	9,999,000
Accounts payable and accrued expenses		4,857,894
Liabilities subordinated to claims of general creditors		5,000,000
Total liabilities		19,856,894
Non-controlling interest		11,145
Partners' capital		14,098,608
	$	33,966,647

See accompanying notes to consolidated financial statement.

1. Nature of operations

The Williams Capital Group, L.P. ("WCG") is a Delaware limited partnership. WCG is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WCG's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital Management, LLC ("WCM"), a wholly owned subsidiary of WCG, is a Registered Investment Advisor (RIA) under the Investment Advisors Act of 1940, as amended, with the SEC, organized in January 2002 in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. WCM has a 50% ownership interest in EH Williams Capital Management LLC and a 35% ownership interest in Williams Equity Investors, LLC ("WEI"). WEI has a 50% ownership interest in Cordova, Smart & Williams, LLC, a management company that provides investment advisory services to a private equity fund.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of WCG, its wholly-owned subsidiary WCM, and WEI (collectively "the Partnership"). The financial position and results of operations of WEI have been consolidated due to the ability of WCM to exhibit control over the operations of WEI. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its subsidiaries are additionally involved in investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Partnership considers amounts held in money market accounts to be cash equivalents.

Securities Owned, Pledged at fair value

Securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. Approximately $9,999,000 of securities owned have been lent under a securities repurchase agreement, and have been reclassified accordingly.

Receivable from Clearing Broker

Receivable from clearing broker consists of a good faith deposit maintained by the Partnership with its clearing broker.

Related party receivables

Related party receivables consist of advances to three related parties that have no specified repayment terms.

2. Summary of significant accounting policies (continued)

Investments in Private Companies, at fair value

Investments in private companies consist of entities in which the Partnership maintains an ownership interest but does not exhibit control. In accordance with GAAP these investments are carried at cost, and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	lease term	Straight-line
Office and other equipment	3 years	Straight-line

Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with GAAP, which requires the Partnership to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Security Deposits

Security deposits are comprised of cash and a certificate of deposit which collateralize a letter of credit held by the lessor of the Partnership's and WCM's office space in New York City.

Securities Sold Under Agreements to Repurchase, at fair value

Transactions involving securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted resell or repurchase amounts. Any accrued interest expense on this type of transaction is included in accounts payable and accrued expenses in the accompanying consolidated statement of financial condition.

At December 31, 2009, securities with a market or fair value of approximately $9,999,000, which are included in Securities Owned, Pledged in the consolidated statement of financial condition, were pledged to collateralize securities sold under agreements to repurchase.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition

Commission income and related expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Goodwill

In accordance with GAAP, the Partnership performs annual testing for impairment (comparison of estimated fair value to carrying value). Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each subsidiary's projected discounted cash flows.

In connection with the completion of the Partnership's acquisition of certain assets, liabilities, and membership interest of another broker dealer in April 2009 (see Note 16), the goodwill arose due to the purchase price of the exceeding the fair value of the net tangible and intangible assets and membership interest acquired in the transaction. An independent valuation analysis was used by the Partnership to determine the fair values used to record the transaction.

For the year ended December 31, 2009, the Partnership determined that there was no impairment to the goodwill.

Intangible Assets

Intangible assets not subject to amortization are tested for impairment at least annually. Assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable and are amortized over their estimated useful or economic lives using the straight-line method in conformity with GAAP as follows:

	Estimated Useful or Economic Life
Customer accounts	10 years

Non-controlling interest

Non-controlling interest relates to the portion of equity (net assets) of WEI not attributable, directly or indirectly, to the Partnership.

In accordance with GAAP, non-controlling interests will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in consolidated net income on the face of the statement of operations and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings.

Allocation of Profit and Loss

Net gains and losses of the Partnership are allocated to the partners in proportion to each partner's respective ownership percentage. At December 31, 2009, the general partner owned 9.90% of the Partnership and 90.10% was owned by limited partners.

2. Summary of significant accounting policies (continued)

Stock-Based Compensation

In accordance with GAAP, the Partnership is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Income Taxes

The Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

In accordance with GAAP, the Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Partnership's initial adoption for the period ended December 31, 2009. Based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's financial statements upon adoption. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

The Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided for and is included in the consolidated statement of operations.

2. Summary of significant accounting policies (continued)

Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

Fair Value – Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in securities owned, pledged and securities held for investment that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The Partnership values securities sold under agreements to repurchase at contracted resell or repurchase amounts.

The Partnership values investments in private companies using the equity method, whereby the investments are carried at cost and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

The Partnership values investments in unconsolidated affiliates using the equity method, whereby the investments are carried at cost and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

Subsequent event

These financial statements were approved by management and available for issuance on February 26, 2010. Subsequent events have been evaluated through this date.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies.

3. Fair value measurements (continued)

The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significiant Other Observable Inputs (Level 2)	Significiant Other Unobservable Inputs (Level 3)	Balances as of December 31, 2009
Assets				
Cash equivalents	$ 103,158	$ -	$ -	$ 103,158
Securities owned, pledged	9,999,000			9,999,000
Securities held for investment	29,730			29,730
Investments in private companies			267,091	267,091
	$ 10,131,888	$ -	$ 267,091	$ 10,398,979
Liabilities				
Securities sold under agreements to repurchase	$ 9,999,000	$ -	$ -	$ 9,999,000

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009 are as follows:

	Beginning Balance January 1, 2009	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Ending Balance December 31, 2009	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2009
Assets					
Investments in private companies	$ 205,826	$ (188,735)	$ 250,000	$ 267,091	$ (188,735)

Realized and unrealized gains and losses are included in other income in the consolidated statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2009 for investments still held at December 31, 2009 of $(188,735) are reflected in other income on the statement of operations.

4. Related party transactions

The general partner of WCG is The Williams Capital Group, Inc., whose sole stockholder is a 52.21% limited partner in WCG at December 31, 2009. The stockholder of the general partner is also a salaried employee of the WCG. WCG has a private equity investment with Williams Capital Money Market Fund which is run by an affiliate of WCG.

In the ordinary course of business, the Partnership will advance funds to three related parties. The amount due from the related parties at December 31, 2009 is approximately $477,000 and is non-interest bearing, with no stated repayment terms.

5. Property and equipment

Details of property and equipment at December 31, 2009 are as follows:

Office and other equipment	$ 622,139
Leasehold improvements	447,512
Furniture and fixtures	282,429
	1,352,080
Less accumulated depreciation and amortization	(542,375)
	$ 809,705

Depreciation and amortization expense for the year ended December 31, 2009 amounted to approximately $251,000.

6. Intangible assets

Intangible assets consist of the following at December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization
Customer accounts	$ 1,570,680	$ 117,801
Trade name	387,143	-
	1,957,823	$ 117,801
Accumulated amortization	117,801	
Intangible assets, net	$ 1,840,022	

6. Intangible assets (continued)

Amortization expense for the year ended December 31, 2009 was approximately $118,000. The trade name is deemed to be an identifiable intangible asset having an indefinite useful economic life and is not subject to regular periodic amortization. Instead, the carrying amount of the trade name is tested for impairment annually, or sooner if events of circumstances warrant such a test. An impairment loss is recognized if the carrying amount of the intangible asset exceeds the fair value of the asset.

7. Liabilities subordinated to claims of general creditors

The Partnership maintains a $5,000,000 term loan agreement with a lender. At December 31, 2009, the Partnership had $5,000,000 outstanding under this facility. During the year ended December 31, 2009 the Partnership paid approximately $210,000 in interest on the subordinated debt. The note bears interest at an effective annual rate equal to the greater of the prime rate (3.25% at December 31, 2009) or the federal funds rate (0.0% at December 31, 2009) plus 1/2% per annum.

During the year ended December 31, 2009, the Partnership obtained one temporary subordinated loan from its clearing broker for $28,000,000 which matured in January 2010. This loan was in accordance with agreements approved by FINRA. The Partnership repaid this loan in December 2009.

8. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible to participate in the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $16,500 in calendar year 2009. The Partnership does not make a matching contribution.

9. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership's net capital was approximately $11,847,000 which was approximately $11,532,000 in excess of its minimum requirement of approximately $315,000.

10. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

11. Off-balance sheet risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

Receivable from clearing brokers may be restricted to the extent that they serve as collateral for securities sold short.

In addition, the receivable from the clearing broker is pursuant to the clearance agreement and include clearing deposits of approximately $250,000.

12. Income taxes

Federal and state income taxes have not been provided in the accompanying consolidated financial statements as the partners are individually liable for their share of federal and state income tax liabilities.

However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided for and is included in the consolidated statement of operations.

13. Commitments and Contingencies

The Partnership has entered into non-cancelable operating leases for office facilities, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately as follows:

Year ending December 31,		
2010	$	802,626
2011		810,962
2012		815,853
2013		799,317
2014		461,582
	$	3,690,340

Occupancy expense for the year ended December 31, 2009 amounted to approximately $723,000.

The Partnership has been named as a defendant in several class action lawsuits against a number of securities dealers. While the outcome of these lawsuits cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the consolidated financial position and results of operations of the Partnership.

13. Commitments and Contingencies (continued)

Additionally, the Partnership is involved in a legal matter with a former employee and is awaiting the New York Court of Appeals decision relative to dismissing the case. The Partnership plans to vigorously defend itself in these matters.

14. Concentrations of credit risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. At times, the Partnership's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000. Management monitors the financial condition of the financial institutions and does not anticipate any losses from its counterparties.

15. Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the general partner's written consent up to the number of units which the general partner permits.

Valuation of the options is based upon the net asset value of the Partnership at the time of grant. As such outstanding options have exercise prices ranging from $.03 to $1.14. All options are fully vested and generally do not expire. The Partnership will value any additional options issued using option-pricing models adjusted for the unique characteristics of these instruments.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

Exercise prices	Number of Units Outstanding	Weighted Average Exercise Price
$0.03	112,500	$0.03
$0.78	52,500	$0.78
$1.14	170,510	$1.14
	335,510	

15. Option plan (continued)

The following table summarizes information about options outstanding at December 31, 2009:

	December 31, 2009	
	Number of Units Outstanding	Weighted Average Exercise Price
Beginning of year	335,510	$0.71
Forfeitures	-	
End of year	335,510	$0.71

16. Asset contribution agreement

On April 9, 2009, the Partnership entered into an Asset Contribution Agreement (the "Agreement") with an existing broker-dealer. Under the Agreement, the Partnership received certain intangible assets, including customer accounts and the trade name, in exchange for 1,037,257.72 limited partnership units in the Partnership. Additionally, the Partnership acquired 770 limited liability company units of the existing broker-dealer (a 77% ownership interest) in exchange for 57,746.28 limited partnership units in the Partnership. Subsequent to the closing, on behalf of all of the partners of the Partnership, the Partnership transferred the 770 limited liability company units to WCG-NSL Holding, LLC, a holding company set up to hold the investment in the existing broker-dealer, whose ownership structure is identical to that of the Partnership. The purchase price of approximately $3,468,000 is based on the implied value of the 1,095,004 limited partnership units exchanged in the transaction. The implied value of the limited partnership units was based upon an independent valuation analysis performed by a third party. The 1,095,004 limited partnership units exchanged in the transaction represents approximately a 23% ownership interest in the Partnership.

The intangible assets listed in Note 6 to these financial statements were attributable to the Agreement.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Management of The Williams Capital Group, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by The Williams Capital Group, L.P. ("the Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2010

THE WILLIAMS CAPITAL GROUP, L.P.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 20,749,148
General Assessments at .0025	$ 51,873
Payment Remitted with Form SIPC-4	(19,921)
Amount Due with Form SIPC-7T	$ 31,952